EXHIBIT 99.1

SUPPLEMENTAL FINANCIAL INFORMATION

Index of Supplemental Financial Information:

1.	Fording Canadian Coal Trust Unaudited Pro Forma Consolidated Financial Statements, December 31, 2002;

2.	Elkview Mine (A Division of Teck Cominco Limited) Financial Statements for the years ended December 31, 2002 and 2001; and

3.	Divisional Financial Statements of Luscar Mine and Line Creek Mine (Joint Venture Mining Operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd.) for the years ended December 31, 2002, 2001 and 2000.

Each of Teck Cominco Limited (“Teck”), Ontario Teachers’ Pension Plan Board (“OTPP”) and Sherritt International Corporation (“Sherrit”) have provided or have caused to be provided information contained in the Supplemental Financial Information and have represented the accuracy of such information. Fording Canadian Coal Trust assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of Teck, OTPP, Sherritt or Luscar Ltd. to disclose facts or events which may affect the accuracy of any such information.

Fording Canadian Coal Trust

Unaudited Pro Forma Consolidated
Financial Statements
December 31, 2002
(millions of Canadian dollars)

May 7, 2003

FORDING CANADIAN COAL TRUST
COMPILATION REPORT ON
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Fording Inc.

We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Fording Canadian Coal Trust as at December 31, 2002 and the unaudited pro forma consolidated statement of income and unaudited pro forma consolidated statement of distributable cash for the year ended December 31, 2002. These pro forma consolidated financial statements have been prepared for inclusion in the Annual Information Form of Fording Canadian Coal Trust dated May 20, 2003. In our opinion, the unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statement of income and unaudited pro forma consolidated statement of distributable cash have been properly compiled to give effect to the transactions and the assumptions described in the notes thereto.

Chartered Accountants

Calgary, Alberta

Fording Canadian Coal Trust
Unaudited Pro Forma Consolidated Balance Sheet
As at December 31, 2002

(millions of Canadian dollars)

	Fording	Prairie			Luscar Asset			Adjusted	Partnership
	Inc.	Asset Sale			Purchase			Fording Inc.	Adjustments

Assets
Current assets
Cash, temporary investments	$7.0	$225.0	2	(a)	$—			$239.7	$125.0	3	(a)
		7.7	2	(a)

Accounts receivable	47.5	(5.9)	2	(a)	—			41.6	13.4	3	(a)
Inventories	189.7	(0.6)	2	(a)	—			189.1	(44.3)	3	(a)
Prepaid expenses	10.3	—			—			10.3	(3.0)	3	(a)

	254.5	226.2			—			480.7	91.1
Capital assets	644.1	(94.5)	2	(a)	—			549.6	16.3	3	(a)
									(28.2)	3	(b)
Luscar assets	—	—			224.0	2	(b)	224.0	(69.5)	3	(a)
Other assets	10.8	—			—			10.8	(2.3)	3	(a)

	$909.4	$131.7			$224.0			$1,265.1	$7.4

Liabilities
Current liabilities
Bank indebtedness	$8.1	$—			$—			$8.1	$(1.8)	3	(a)
Accounts payable	81.6	(0.9)	2	(a)	—			80.7	(8.1)	3	(a)
Income taxes payable	3.1	—			—			3.1	(0.3)	3	(a)

	92.8	(0.9)			—			91.9	(10.2)
Non-current liabilities	48.0	(0.2)	2	(a)	—			47.8	(16.8)	3	(a)
Long-term debt	135.0	—			—			135.0	15.0	3	(a)

Future income taxes	184.9	56.3	2	(a)	—			241.2	(28.2)	3	(b)

	460.7	55.2			—			515.9	(40.2)

Unitholders’ Equity
Common shares	122.4	—			224.0	2	(b)	346.4	—

Retained earnings	291.8	76.5	2	(a)	—			368.3	72.0	3	(a)
									(24.4)	3	(a)

Trust units	—	—			—			—	—
Foreign currency translation adjustments	34.5	—			—			34.5	—

	448.7	76.5			224.0			749.2	47.6

	$909.4	$131.7			$224.0			$1,265.1	$7.4

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Fording Inc.				Fording
	with	Income Trust			Income Trust
	Partnership	Adjustments			Pro Forma

Assets
Current assets
Cash, temporary investments	$364.7	$(375.0)	4	(a)	$14.4
		(103.2)	4	(b)
		130.0	4	(c)
		(2.1)	4	(d)
Accounts receivable	55.0	—			55.0
Inventories	144.8	—			144.8
Prepaid expenses	7.3	—			7.3

	571.8	(350.3)			221.5
Capital assets	537.7	—			537.7

Luscar assets	154.5	—			154.5
Other assets	8.5	7.8	4	(b)	16.3

	$1,272.5	$(342.5)			$930.0

Liabilities
Current liabilities
Bank indebtedness	$6.3	$—			$6.3
Accounts payable	72.6	—			72.6
Income taxes payable	2.8	—			2.8

	81.7	—			81.7
Non-current liabilities	31.0	—			31.0
Long-term debt	150.0	130.0	4	(c)	350.0
		70.0	4	(c)
Future income taxes	213.0	(2.7)	4	(b)	210.3

	475.7	193.3			673.0

Unitholders’ Equity
Common shares	346.4	(26.0)	4	(a)	—
		(75.3)	4	(b)
		(9.7)	4	(c)
		(0.2)	4	(d)
		(235.2)	4	(e)
Retained earnings	415.9	(349.0)	4	(a)	(12.7)
		(20.1)	4	(b)
		6.7	4	(b)
		(60.3)	4	(c)
		(1.9)	4	(d)
Trust units	—	235.2	4	(e)	235.2
Foreign currency translation adjustments	34.5	—			34.5

	796.8	(535.8)			257.0

	$1,272.5	$(342.5)			$930.0

Fording Canadian Coal Trust
Unaudited Pro Forma Consolidated Statement of Income
For the year ended December 31, 2002

(millions of Canadian dollars)

		Prairie Asset
		Sale and
	Fording	Luscar			Adjusted	Partnership
	Inc.	Purchase			Fording Inc.	Adjustments

Revenue	$882.2	$(66.9)	2	(c)	$1,123.4	$(123.8)	3	(c)
		308.1	2	(d)

Expenses
Cost of sales	641.7	(22.5)	2	(c)	895.8	(122.7)	3	(c)
		276.6	2	(d)
Selling, general and administrative	16.4	1.9	2	(d)	18.3	(1.8)	3	(c)
Depreciation and depletion	69.9	(7.3)	2	(c)	77.0	(12.5)	3	(c)
		14.4	2	(d)
Brooks capital expense	8.2	(8.2)	2	(c)	—	—

	736.2	254.9			991.1	(137.0)

Income from operations	146.0	(13.7)			132.3	13.2
Provision for asset write-down	140.0	—			140.0	—
Reorganization costs	11.5	—			11.5	—
Interest, net	5.5	—			5.5	0.6	3	(d)

Income (loss) before taxes	(11.0)	(13.7)			(24.7)	12.6

Income taxes
Current Canadian taxes	31.5	(9.7)	2	(c)	26.7	(0.2)	3	(d)
		4.9	2	(d)		0.9	3	(e)

Current mineral taxes	21.3	4.2	2	(d)	25.5	(7.8)	3	(c)
Current foreign taxes	0.3	—			0.3	—

	53.1	(0.6)			52.5	(7.1)
Future taxes	6.8	—			6.8	(4.8)	3	(e)

	59.9	(0.6)			59.3	(11.9)

Net income (loss)	$(70.9)	$(13.1)			$(84.0)	$24.5

Weighted average number of units outstanding (millions)

Basic income (loss) per unit

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Fording
	Fording Inc.				Income
	with	Income Trust			Trust
	Partnership	Adjustments			Pro Forma

Revenue	$999.6	$—			$999.6

Expenses
Cost of sales	773.1	—			773.1

Selling, general and administrative	16.5	2.0	4	(f)	18.5
Depreciation and depletion	64.5	—			64.5

Brooks capital expense	—	—			—

	854.1	2.0			856.1

Income from operations	145.5	(2.0)			143.5
Provision for asset write-down	140.0	—			140.0
Reorganization costs	11.5	(11.5)	4	(g)	—
Interest, net	6.1	1.0	4	(h)	12.5
—		5.4	4	(i)
Income (loss) before taxes	(12.1)	3.1			(9.0)

Income taxes
Current Canadian taxes	27.4	(0.4)	4	(h)	2.0
		(2.0)	4	(i)
		(23.0)	4	(j)
Current mineral taxes	17.7	—			17.7
Current foreign taxes	0.3	—			0.3

	45.4	(25.4)			20.0
Future taxes	2.0	—			2.0

	47.4	(25.4)			22.0

Net income (loss)	$(59.5)	$28.5			$(31.0)

Weighted average number of units outstanding (millions)					40.7

Basic income (loss) per unit					$(0.76)

Fording Canadian Coal Trust
Unaudited Pro Forma Consolidated Statement of Distributable Cash
For the year ended December 31, 2002

(millions of Canadian dollars)

Pro forma net loss	$(31.0)
Provision for asset write-down	140.0
Depreciation and depletion	64.5
Future income taxes (recovery)	2.0

175.5
Sustaining capital, net	(37.1)

Available cash before reserve	138.4
Reserve (Note 5)	—

Distributable cash (Note 1)	$138.4

Basic distributable cash per unit	$3.41

Diluted distributable cash per unit	$3.39

Fording Canadian Coal Trust

Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2002

1	Basis of Presentation

On January 12, 2003, Fording Inc. (“the Corporation”) entered into a New Combination Agreement with Teck Cominco Limited (Teck), Westshore Terminals Income Fund (Westshore), Ontario Teachers’ Pension Plan Board (Teachers) and Sherritt International (Sherritt) providing for the New Arrangement (“the Arrangement”), which is different than and amends the Arrangement described in the Information Circular and the Enhanced Arrangement described in the First Supplement and the Second Supplement. The Arrangement contemplates that Fording proceed with a conversion into an income trust known as the Fording Canadian Coal Trust (“the Fund”).

The transaction results in existing shareholders receiving a combination of $1,050 million cash and 21.4 million units of the Fund. The Arrangement provides for the Corporation to purchase metallurgical coal assets from the Luscar/CONSOL Joint Ventures (“the Luscar Contributed Assets”) in exchange for 6.4 million units of the Fund. Luscar is controlled by Teachers and Sherritt. The Arrangement also provides for the sale of the Corporation’s Prairie assets to Sherritt Coal Partnership II (SCP II), a partnership owned by Teachers and Sherritt, for cash consideration of $225 million plus an amount for working capital and a royalty on future expansion of production from the Prairie assets beyond current levels up to 5% of gross revenues from such expansion.

Teck and Westshore each paid $150 million for 4.3 million units of the Fund, Teachers paid $275 million for 7.9 million units and Sherritt paid $100 million for 2.9 million units of the Fund. Upon completion of the transaction there were 46.8 million units of the Fund outstanding. The Corporation arranged a new credit facility and draws down $335 million to replace existing debt, pay costs of the transaction, pay two special distributions and to complete the funding to existing shareholders.

The Arrangement also provides for the creation of the Elk Valley Coal Partnership (“the Partnership”). Fording transfers all its metallurgical assets (including the Luscar Contributed Assets) and Teck transfers its Elkview mine and other metallurgical coal assets into the Partnership that is owned 65% by the Fund and 35% by Teck. Teck will have the opportunity to increase its interest in the Partnership by a total of 5% over the first four years of the Partnership if certain synergy levels are achieved.

The accompanying unaudited pro forma consolidated financial statements (the “pro forma statements”) of the Fund have been prepared by management of the Corporation to give effect to the Arrangement and to reflect the pro forma consolidated financial position of the Fund. The pro forma balance sheet presents the assets and liabilities of the Fund as if the transaction had occurred on December 31, 2002. The pro forma income statement and statement of distributable cash for the year ended December 31, 2002 give effect to the Arrangement as at January 1, 2002. As a result, the statements illustrate different time periods and should be viewed as separate statements.

The pro forma consolidated balance sheet, consolidated statement of income and consolidated statement of distributable cash have been prepared from, and should be read in conjunction with, the audited consolidated financial statements of the Corporation, the Prairie Operations, the Elkview Mine (a division of Teck) and the Luscar Mine and Line Creek Mine, as at and for the period ended December 31, 2002.

Fording Canadian Coal Trust
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2002

The pro forma statements are not necessarily indicative of the results of operations or financial position which would have occurred had the Arrangement occurred on the respective dates and therefore may not be representative of the operating results or financial condition of future periods.

2	Prairie Asset Sale and Luscar Metallurgical Coal Asset Purchase

As part of the Arrangement, the Corporation sold its Prairie assets to SCP II for $225 million. The agreement also provides for a payout to be received for the net working capital of the Prairie assets sold plus an amount for capital additions occurring immediately prior to the Arrangement. The working capital numbers are subject to change, pending completion of a working capital audit. The Arrangement also resulted in the purchase of the Luscar Contributed Assets by the Corporation in exchange for 6.4 million units of the Fund. There is also a payout for the net working capital of the Luscar Contributed Assets.

Balance Sheet

(a)	These adjustments remove the Prairie assets from the Corporation’s balance sheet and record a gain of $76.5 million after providing for future income taxes of $56.3 million.

(b)	These adjustments add the Luscar Contributed Assets purchased to the Corporation’s balance sheet in exchange for 6.4 million units of the Fund. As the valuation of the Luscar assets has not been completed, the implied purchase price of $224.0 million has not been allocated on the pro forma statements to the individual assets acquired. Consequently, the Corporation has not adjusted historical depreciation.

As part of the Arrangement, the defined benefit pension plans of the Prairie assets and the Luscar Contributed Assets will be fully funded. Accordingly, no pension asset or liability related to these assets has been reflected in the pro forma statements. In addition, certain reclamation liabilities related to the Luscar Contributed Assets are specifically excluded from the Arrangement and remain obligations of the Luscar/CONSOL Joint Venture.

Income Statement

(c)	These adjustments are required to remove the results of operations of the Prairie assets from the income statement of the Corporation.

(d)	These adjustments add the results of operations of the Luscar Contributed Assets, as reported by Luscar, to the income statement of the Corporation.

3	Partnership Adjustments

As part of the Arrangement, the Corporation contributes all its assets to the Partnership except for its Industrial Mineral Operations. Teck contributes its Elkview mine, other metallurgical coal assets, and $125 million to the Partnership. The ownership of the Partnership is 65% for the Corporation and 35% for Teck. The Partnership is also subject to a working capital adjustment for the Luscar Contributed Assets.

Fording Canadian Coal Trust
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2002

For accounting purposes, the Partnership is a joint venture and the Corporation will account for its interest by the proportionate consolidation method. The following Partnership adjustments are necessary to reflect this exchange for the Corporation’s proportionate share of the assets and liabilities of the Partnership.

Balance Sheet

(a)	The effect of the contribution by Teck of $125.0 million to the Partnership and a payment of this amount to the Corporation results in an effective disposal by the Corporation of 5% of the Partnership assets for proceeds of $125.0 million. The result is an estimated gain of $72.0 million, as reported in the first quarter of 2003.

The resulting book value of the assets and liabilities contributed to the Partnership by both partners are different from their economic interest in the Partnership. These adjustments are required to adjust the financial statements of the Corporation to reflect the contribution of Teck’s Elkview mine to the Partnership and the Corporation’s disposal of a portion of its economic interest resulting in a 65% interest in the Partnership.

The Partnership assumed working capital related to the Luscar Contributed Assets for a cash payment. The working capital numbers are estimated and subject to completion of a working capital audit. The cash payment was made through funds drawn down under the Partnership credit facility.

(b)	The amounts elected for tax purposes for the assets contributed by each of the Corporation and Teck are disproportionate to their interests in the Partnership. As a result, fewer future taxes are required by the Corporation to provide for the differences between the balance sheet of the Corporation on an accounting basis and the balance sheet on a tax basis. The effect is to decrease future income taxes and to decrease fixed assets by $28.2 million.

Income Statement

(c)	As a result of the Corporation and Teck contributing assets to the Partnership in return for a proportionate share of all of the net assets and income in the Partnership, income statement items are changed to reflect the Partnership interest.

(d)	An adjustment to interest expense of $0.6 million is required on the pro forma Partnership income statement at December 31, 2002 to reflect the impact of the new Partnership credit facility. The tax effect of the additional interest at 38% is $0.2 million.

(e)	An adjustment to current tax expense of $0.9 million and to future tax expense of $4.8 million is required as a result of the contribution of assets to the Partnership.

4	Pro Forma Assumptions and Adjustments

Balance Sheet

The pro forma balance sheet gives effect to the following assumptions and adjustments:

Fording Canadian Coal Trust
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2002

(a)	Eleven million units are redeemed for $375.0 million. Of this amount, $26.0 million is charged to share capital based on average carrying values and $349.0 million is charged to retained earnings.

(b)	The expenses to the Corporation relating to the Arrangement and the response to the unsolicited offers by Sherritt Coal Acquisition Inc. (the “Offer”) are estimated to be $31.6 million. Of this, $11.5 million was expensed in 2002. After considering the nature of the deductions, the tax effect of the costs of the Arrangement and the Offer is assumed to be $6.7 million. On the pro forma consolidated balance sheet, cash was reduced by $103.2 million to provide for: (i) $20.1 million has been accrued and charged to retained earnings for costs relating to the Arrangement with a tax effect of $2.7 million. (ii) costs of $7.8 million related to the new banking agreements were capitalized, and (iii) as part of the Arrangement, the Corporation will also fund costs borne by Teck, Westshore, Teachers, Sherritt and CONSOL totalling $75.3 million which was charged to unitholders’ equity on the pro forma consolidated balance sheet.

(c)	The Corporation borrowed an additional $200 million under a committed bank credit facility to fund a portion of its share of the cash component of the Arrangement ($15.3 million), to fund the Corporation’s costs related to the Arrangement and the Offer ($39.4 million), to fund the costs of the Arrangement to be borne on behalf of Teck, Westshore, Teachers, Sherritt and CONSOL ($75.3 million) and to pay two special distributions ($70.0 million). The special distributions are charged to retained earnings in respect of existing shareholders ($60.3 million) and to share capital for new shares issued ($9.7 million).

(d)	As a result of the Arrangement, approximately 63,000 common shares are purchased and cancelled at $33 per common share from small non-board lot registered holders of 20 common shares or less who do not elect to maintain such interest for total consideration of $2.1 million which is allocated to share capital for $0.2 million and retained earnings for $1.9 million. This redemption is in addition to that redemption described in note 4(a).

(e)	As a result of the Arrangement, the monetary value of classes of shareholders’ equity has been assigned as the monetary value of the newly created units after the reduction of the number of units outstanding due to the cash component of the conversion and the redemption of shares in note 4(d).

Income Statement

The pro forma income statement gives effect to the following assumptions and adjustments:

(f)	The additional costs associated with operating the Fund are estimated to be $2.0 million per annum.

(g)	The reorganization costs recognized by the Corporation in 2002 are removed due to the pro forma income statement assumption that the Arrangement was effective prior to January 1, 2002.

(h)	The existing long-term debt has been refinanced for the same aggregate amount but at an interest rate that is estimated to be, on average, 0.7% per annum higher, resulting in an additional interest expense of $1.0 million for the year ended December 31, 2002, based on an average of the long-term debt balance. The tax effect of the additional interest expense at 38% is $0.4 million for the year.

(i)	Interest charges on the additional long-term debt have been accrued at 4.1% per annum and are $5.4 million per annum. The tax effect of the additional interest at 38% is $2.0 million.

Fording Canadian Coal Trust
Notes to Unaudited Pro Forma Consolidated Financial Statements
December 31, 2002

(j)	As a result of the recapitalization of the Corporation, the remaining current Canadian taxes are the Large Corporations Tax and provincial tax due to the effect of the resource allowance.

(k)	Diluted distributable cash per unit is calculated using the assumption that one stock option to purchase one common share is exchanged for one option to purchase one unit. It also assumes that the dilutive effect of the stock options and other dilutive instruments, as calculated by the treasury stock method, is unchanged as a result of this exchange. The effect of outstanding options is excluded from net loss per unit calculations on the basis that it would be anti-dilutive.

5	Reserve

Actual distributions will be a function of actual distributable cash and the reserves, if any, established by the Partnership and Fording. The Partnership, with the approval of both Teck and Fording, will establish reserves annually. It is not currently anticipated that material reserves will be established in 2003.

Elkview Mine
(A Division of Teck Cominco Limited)

Financial Statements

Years Ended December 31, 2002 and 2001

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors’ Report

To the Directors of
Teck Cominco Limited

We have audited the balance sheets of Elkview Mine (a Division of Teck Cominco Limited) as at December 31, 2002 and 2001 and the statements of earnings, owner’s equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, British Columbia

February 7, 2003

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Elkview Mine
(A Division of Teck Cominco Limited)
Balance Sheets
As at December 31

	2002	2001
($ in thousands)	$	$

ASSETS
Current assets
Settlements receivable	31,292	26,012
Other receivables	1,118	7,525
Inventories (note 3)	25,857	23,128
Prepaid expenses	28	–

	58,295	56,665
Property, plant and equipment (note 4)	144,897	152,254

	203,192	208,919

LIABILITIES
Current liabilities
Bank overdraft	1,685	5,279
Accounts payable	28,388	31,398

	30,073	36,677
Reclamation provision	1,000	1,000

	31,073	37,677
OWNER’S EQUITY	172,119	171,242

	203,192	208,919

Elkview Mine
(A Division of Teck Cominco Limited)
Statements of Earnings
Years ended December 31

	2002	2001
($ in thousands)	$	$

Revenues	388,802	338,532
Cost of operations	281,420	253,037
Depreciation and amortization	12,116	11,361

Operating profit	95,266	74,134
Other expenses (income)
General and administration (note 6)	2,854	2,508
Other	569	(316)

Net earnings before taxes	91,843	71,942
Provision for income and mining taxes (note 7)
Current mining taxes	2,079	1,927
Income and future mining taxes	41,090	33,766

	43,169	35,693

Net earnings	48,674	36,249

Elkview Mine
(A Division of Teck Cominco Limited)
Statements of Owner’s Equity
Years ended December 31

	2002	2001
($ in thousands)	$	$

Balance at the beginning of the period	171,242	180,725
Net earnings	48,674	36,249
Advances from (to) owner	(90,966)	(81,425)
Income and mineral tax liability assumed by owner	43,169	35,693

Balance at the end of the period	172,119	171,242

Elkview Mine
(A Division of Teck Cominco Limited)
Statements of Cash Flows
Years ended December 31

	2002	2001
($ in thousands)	$	$

Operating activities
Net earnings	48,674	36,249
Provision for income and mining taxes (notes 1 and 7)	43,169	35,693
Depreciation and amortization	12,116	11,361
Loss (gain) on sale of assets	74	(243)
Deferred stripping	4,382	8,388

	108,415	91,448
Change in non-cash working capital items	(2,857)	(2,850)

	105,558	88,598
Financing Activities
Advances (to) from owner	(90,966)	(81,425)
Investing Activities
Property, plant and equipment	(11,254)	(15,022)
Proceeds on disposal of property, plant and equipment	256	836

	(10,998)	(14,186)

Increase (decrease) in cash	3,594	(7,013)
Cash (overdraft) at the beginning of the period	(5,279)	1,734

Cash (overdraft) at the end of the period	(1,685)	(5,279)

Elkview Mine
(A Division of Teck Cominco Limited)
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

1.	ORGANIZATION AND OPERATIONS

The Elkview Mine is a division of Teck Cominco Limited. The mine produces metallurgical coal for sale to foreign customers. The mine is managed by Elkview Coal Corporation, also a subsidiary of Teck Cominco Limited, as agent and operator. These financial statements include only the assets, liabilities, revenues and expenses of the business carried out in the name of Elkview Coal Corporation and do not include the other assets, liabilities and operating results of Teck Cominco Limited.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements are prepared using accounting principles generally accepted in Canada. The significant accounting policies are summarized below.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, impairment of assets and useful lives for depreciation and amortization. Financial results, as determined by actual events, may differ from those estimates.

Inventories

Inventories are determined by the average cost method and are valued at the lower of cost and estimated realizable values.

Mine Supplies

Mine supplies and spare parts are valued at average cost.

Plant and Equipment

Plant and equipment are recorded at cost and are carried at cost less depreciation. Buildings and machinery in use are subject to depreciation over their estimated useful lives on the unit-of-production basis.

For mobile and other equipment, the straight-line method is applied over the estimated life of the asset.

Mining Properties and Deferred Costs

Mining properties and capitalized development costs are amortized over their estimated life on the unit-of-production basis.

Deferred stripping is amortized based on the expected life of mine plan.

Elkview Mine
(A Division of Teck Cominco Limited)
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

2.	SIGNIFICANT ACCOUNTING POLICIES, continued

Foreign Currency Translation

Amounts in foreign currency are translated into Canadian dollars on the following basis:

a)	monetary assets and monetary liabilities at exchange rates in effect at the period-end

b)	revenues and expenses at actual rates during the year.

Translation gains or losses are included in the determination of annual earnings.

Employee Benefit Plans

Some employees of the Elkview Mine are members of the Teck Cominco Limited defined benefit pension plan. The responsibility for the funding of this plan rests with Teck Cominco Limited and the plan surplus is not recorded as an Elkview Mine asset. Teck Cominco Limited charges the Elkview Mine with the cost of the actuarially determined pension expense for those employees who are members and these expenses are included in operating results for the year.

Provision for Closure Costs

The mine conducts reclamation activities on an ongoing basis, and such costs are charged to operations as incurred. Provision for post-closure reclamation costs are charged to earnings over the estimated life of the mine when a reasonably determinable estimate of cost can be made.

Financial Instruments

The carrying values of the mine’s financial instruments, which consist of cash and cash equivalents, accounts receivable, bank overdrafts, and accounts payable, approximate their fair values due to the relative short period to maturity. The mine is exposed in its normal course of business to credit risk from its customers. All of the mine’s trade receivables are due from large credit worthy customers.

Revenue Recognition

Revenues are recorded at the time of shipment, either from the port or from the mine in the case of North American sales, when both title and the risks and rewards of ownership have passed to the buyer.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with a maturity date of 90 days or less.

Income and Mining Taxes

Income taxes and mining taxes are provided for in the statements of earnings based upon taxation rates in effect during each period. Income taxes are the liability of Teck Cominco Limited as a whole and it is not possible to distinguish between mines for all the tax pool balances which go into the determination of the future income tax liability. As a result, future income and mining tax liabilities are not included in these financial statements. Similarly, the amount of current as opposed to future income taxes is dependent upon the tax position of Teck Cominco Limited as a whole and cannot be determined for the Elkview Mine in isolation. Mining taxes are based on individual mine results, and the current and future portions of the mining tax expense may be determined. Accordingly, the mine reports the current portion of mining tax expense separately from future mining taxes and income taxes.

Elkview Mine
(A Division of Teck Cominco Limited)
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

3.	INVENTORIES

	2002	2001
($ in thousands)	$	$

Production inventories	16,159	13,608
Mine supplies and spare parts	9,698	9,520

	25,857	23,128

4.	PROPERTY, PLANT AND EQUIPMENT

	As at December 31, 2002

		Accumulated
		amortization and
	Cost	depreciation	Net
($ in thousands)	$	$	$

Plant and equipment	152,656	68,452	84,204
Mining properties and deferred costs	73,406	12,713	60,693

	226,062	81,165	144,897

	As at December 31, 2001

		Accumulated
		amortization and
	Cost	depreciation	Net
($ in thousands)	$	$	$

Plant and equipment	145,854	60,757	85,097
Mining properties and deferred costs	76,630	9,473	67,157

	222,484	70,230	152,254

5.	COMMITMENTS

The mine leases certain operating equipment under operating leases from a subsidiary of Teck Cominco Limited. As at December 31, 2002 the future commitments are as follows:

($ in thousands)

Year ending December 31,2003	1,321
2004	1,321
2005	1,321
2006	285

Elkview Mine
(A Division of Teck Cominco Limited)
Notes to the Financial Statements
Years Ended December 31, 2002 and 2001

6.	RELATED PARTY TRANSACTIONS

The mine pays a fee to Teck Cominco Limited for marketing, management and administration based on product tonnage. The mine also pays Teck Cominco Limited for other specific services. Total payments to Teck Cominco Limited for the periods below were as follows:

($ in thousands)

December 31, 2002	2,854
December 31, 2001	2,508
December 31, 2000	2,577
December 31, 1999	3,179

See also note 5.

7.	INCOME AND MINING TAXES

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

	2002	2001
($ in thousands)	$	$

Expected income tax expense at Canadian statutory tax rates	39,143	32,820
Increase (decrease) in taxes resulting from:
Mineral taxes	12,460	9,842
Resource allowance	(6,752)	(5,345)
Other	(1,682)	(1,624)

Income tax expense	43,169	35,693

Divisional Financial Statements of

LUSCAR MINE AND
LINE CREEK MINE
(Joint Venture Mining Operations of
Luscar Ltd. and CONSOL of Canada
Inc./ CONSOL Energy Canada Ltd.)

Year Ended December 31, 2002, 2001 and 2000

AUDITORS’ REPORT

To the Directors of
Luscar Ltd.

We have audited the balance sheet of Luscar Mine and Line Creek Mine, joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (collectively a joint venture division of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. – referred to as the “Division”) as at December 31, 2002 and 2001 the statements of earnings, owners’ equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Luscar Ltd. as the operator of the mines. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1, the Division is comprised of certain joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Ltd. and has no separate legal status or existence.

Deloitte & Touche LLP [signed]

Chartered Accountants
Edmonton, Alberta
February 4, 2003
(except for Note 12 which is as at February 28, 2003)

AUDITORS’ REPORT

To the Directors of
Luscar Ltd.

We have audited the balance sheet of Luscar Mine and Line Creek Mine, joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (collectively a joint venture division of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. – referred to as the “Division”) as at December 31, 2000 and the statements of earnings, owners’ equity and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the management of Luscar Ltd. as the operator of the mines. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.

As disclosed in Note 1, the Division is comprised of certain joint venture mining operations of Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Ltd. and has no separate legal status or existence.

Edmonton, Canada February 5, 2001	Ernst & Young LLP [signed] Chartered Accountants

TABLE OF CONTENTS

PAGE

Balance Sheets	1
Statements of Earnings	2
Statements of Owners’ Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5 - 15

LUSCAR MINE AND LINE CREEK MINE
(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./CONSOL ENERGY CANADA LTD.)
BALANCE SHEETS
(See Basis of Presentation - Note 1)

	2002	2001	2000
	$	$	$

	($ in thousands)
ASSETS
Current
Cash and cash equivalents (Note 2)	1	4	5
Accounts receivable	35,645	33,299	24,961
Inventories (Notes 2 and 3)	60,108	42,523	44,315
Overburden removal costs	44,403	41,742	45,949
Current portion of note receivable (Note 5)	160	—	—
Other prepaid expenses	295	163	136

	140,612	117,731	115,366
Investment in Neptune Bulk Terminals (Canada) Ltd. (Notes 2 and 4)	1,770	1,770	1,770
Note receivable (Note 5)	1,360	—	—
Capital assets (Notes 2 and 6)	131,824	140,594	146,915

	275,566	260,095	264,051

LIABILITIES
Current
Bank overdraft	1,016	566	19
Accounts payable and accrued charges	24,704	26,057	24,102
Current portion of capital lease obligations (Note 7)	1,792	1,673	1,611
Current portion of accrued reclamation (Note 2)	3,320	535	927

	30,832	28,831	26,659
Capital lease obligations (Note 7)	2,854	4,639	6,312
Accrued reclamation (Note 2)	18,862	19,759	15,875
Accrued pension benefit obligation (Notes 2 and 8)	2,293	1,222	313

	54,841	54,451	49,159
OWNERS’ EQUITY	220,725	205,644	214,892

	275,566	260,095	264,051

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE
(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./CONSOL ENERGY CANADA LTD.)
STATEMENTS OF EARNINGS

	2002	2001	2000
	$	$	$

	(in thousands)
Revenues	308,094	354,686	279,334
Cost of sales	280,795	314,080	259,861
Depreciation and amortization	14,369	17,086	19,652
General and administration (Note 10)	2,721	1,949	2,197
Other	(799)	(609)	—

Net earnings (loss) before income taxes	11,008	22,180	(2,376)
Provision for (recovery of) income taxes (Notes 2 and 9)	4,921	9,502	(203)

Net earnings (loss)	6,087	12,678	(2,173)

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE
(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./CONSOL ENERGY CANADA LTD.)
STATEMENTS OF OWNERS’ EQUITY

	2002	2001	2000
	$	$	$

	(in thousands)
Balance at the beginning of the year	205,644	214,892	208,085
Net earnings (loss)	6,087	12,678	(2,173)
Advances from (to) owners	4,073	(31,428)	9,183
Income tax liability assumed by owners (Notes 2 and 9)	4,921	9,502	(203)

Balance at the end of the year	220,725	205,644	214,892

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE
(A JOINT VENTURE DIVISION OF LUSCAR LTD. AND
CONSOL OF CANADA INC./CONSOL ENERGY CANADA LTD.)
STATEMENTS OF CASH FLOWS

	2002	2001	2000
	$	$	$

	(in thousands)
OPERATING ACTIVITIES (Note 1)
Net earnings (loss)	6,087	12,678	(2,173)
Provision for income taxes	4,921	9,502	(203)
Depreciation and amortization	14,369	17,086	19,652
Loss on sale of assets	212	13	90
Deferred reclamation costs	1,888	3,492	2,821
Accrued pension expense	1,071	909	313

	28,548	43,680	20,500
Net change in non-cash working capital balances related to operations	(24,077)	(411)	(671)

	4,471	43,269	19,829

FINANCING ACTIVITIES
Repayment of capital lease obligations	(1,666)	(1,611)	(1,614)
Advances from (to) owners	4,073	(31,428)	9,183

	2,407	(33,039)	7,569

INVESTING ACTIVITIES
Capital assets	(5,979)	(10,797)	(26,463)
Issue of note receivable	(1,520)	—	—
Proceeds on disposal of capital assets	168	19	52

	(7,331)	(10,778)	(26,411)

(Decrease) increase in cash position	(453)	(548)	987
Cash position, beginning of year	(562)	(14)	(1,001)

Cash position, end of year	(1,015)	(562)	(14)

Cash position consists of Cash and cash equivalents	1	4	5
Bank overdraft	(1,016)	(566)	(19)

	(1,015)	(562)	(14)

See accompanying notes

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

1.	BASIS OF PRESENTATION

The Luscar Mine and Line Creek Mine produce metallurgical and thermal coal for sale to foreign and domestic customers. The mines are operated as joint ventures between Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. (the “owners”). Luscar Ltd. is the operator of both mines on behalf of the owners.

These financial statements have been prepared solely for management of Luscar Ltd. and the Fording Coal Partnership in connection with the plan of arrangement providing for the creation of the Fording Coal Partnership. They have been prepared from the historical financial information recorded in the financial records of Luscar Ltd. as operator of the joint ventures to present the mining operations of the Luscar Mine and Line Creek Mine as though they were carried on by a separate legal entity. These financial statements represent the joint venture mining operations of the owners for the Luscar Mine and Line Creek Mine and include the owners’ investments in common shares of Neptune Bulk Terminals (Canada) Ltd. and the costs associated with the potential development of the Cheviot mine project (collectively, the “Division”). Accordingly, there is no share capital or retained earnings in the Division’s accounts. Owners’ equity represents the capital employed in the Division in the form of investments and advances by the owners of the Division.

These financial statements include the assets, liabilities, revenues and expenses of the Luscar Mine, the Line Creek Mine, and the Cheviot mine project and do not include the other assets, liabilities and operating results of the owners including adjustments to the carrying value of mining properties arising from the owners’ acquisitions of their respective ownership interests. Furthermore, the assets, liabilities, revenues and expenses of Neptune Bulk Terminals (Canada) Ltd. are not included in these financial statements since the owners’ interest therein is accounted for under the equity method. Since Luscar Ltd. is the operator of the mines on behalf of the owners, the significant accounting policies adopted in these divisional financial statements are those of Luscar Ltd.

The Division has relied upon the owners for ongoing financial support and accordingly, these divisional financial statements are not necessarily indicative of the results of operations, cash flows or financial position had the Division operated as an independent entity as at or for the dates and years presented. The owners have allocated corporate general and administrative costs to the Division based on an estimate of the services provided. In addition, income taxes have been provided for in the statement of earnings based on statutory taxation rates in effect during each period. Otherwise, no charges for interest, foreign exchange gains or losses, or other costs incurred by the owners have been allocated to the Division.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management using Canadian generally accepted accounting principles consistently applied within the framework of the accounting policies described below. As described in Note 1, these significant accounting polices are those of Luscar Ltd. as the operator of the mines and may be materially different than those applied by CONSOL of Canada Inc./CONSOL Energy Canada Ltd. The policy for accounting for income taxes described below differs from that used in the preparation of the financial statements of Luscar Ltd.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

In particular, the amounts recorded for depreciation and amortization of mining properties, and for reclamation, site restoration and mine closure are based on estimates of coal reserves and future costs. These estimates, and those related to the cash flows used to assess impairment of capital assets, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which, in management’s opinion, are within reasonable limits of materiality.

Inventories

Coal inventories are valued at the lower of average production cost and net realizable value. Average production cost includes labor, supplies, equipment costs, direct and allocable indirect operating overhead and, in the case of coal inventory held at port terminal facilities, rail transportation and applicable wharfage costs.

Mine supplies are recorded at the lower of average cost and replacement cost.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization, calculated using the straight-line method over the estimated life of the asset, ranging from three to forty years as follows:

Mining properties	3 - 40 years
Plant, buildings and equipment	3 - 40 years

Mining properties include acquisition costs, lease payments, development costs and major expansion costs related to producing mines and properties under development. Mine development costs incurred to access reserves on producing mines are capitalized as incurred.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Costs related to exploration properties held for future development are expensed as incurred, including property carrying costs, lease payments, drilling and other exploration costs, and other pre-development costs. Acquisition costs for exploration properties are initially capitalized in mining properties until management can determine whether development of the property would be economic. In the year of determination, costs related to uneconomic exploration properties are charged to earnings while costs related to economic exploration properties are reclassified as mining properties.

Interest on funds borrowed to construct capital assets is capitalized if the construction period exceeds one year. Repair and maintenance costs related to capital assets are expensed as incurred.

Overburden removal costs

Costs of removing overburden are charged to earnings at average cost when the coal is produced. Costs incurred related to future production are recorded as current assets.

Investment in Neptune Bulk Terminals (Canada) Ltd.

The investment in common shares of Neptune Bulk Terminals (Canada) Ltd. is recorded using the equity method whereby the owners’ original investment is increased or decreased by their share of undistributed net income or loss since acquisition.

Reclamation

Estimated future expenditures for reclamation, site restoration and mine closure are charged to earnings on a unit of production basis over the expected life of each mine’s reserves. Amounts charged to earnings but not yet paid are included in accrued reclamation costs. Reclamation expenditures are included in current liabilities to the extent they are planned within the next year.

Foreign currency translation

Monetary assets and monetary liabilities denominated in foreign currency are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in foreign currency are translated into Canadian dollars at actual rates of exchange in effect at the time of such transactions. Translation gains or losses are included in the determination of annual earnings.

Employee benefit plans

The majority of employees are covered under defined contribution pension plans, the cost of which is recognized at the time services are rendered by the employees.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefit plans (continued)

Luscar Ltd. uses the projected benefit method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management’s best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Valuation allowances are calculated using a five year average fair value. Changes in the valuation allowance are recognized in income immediately. The net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

Transitional assets which arose from the prospective application of accounting policies for post employment benefits effective January 1, 2000 are being amortized on a straight-line basis:

•	In the case of active defined benefit pension plans, over the average remaining service period of active employees; and

•	In the case of inactive defined benefit pension plans, over the average remaining life expectancy of the plan members.

Financial instruments

The carrying values of the mines’ financial instruments approximate their fair values unless otherwise disclosed.

Credit Risk

The mines are exposed in their normal course of business to credit risk from customers. Accounts receivable are generally insured under government export development programs or secured by letters of credit.

Foreign Currency Risk

The entity is exposed in its normal course of business on sales to customers denominated in U. S. dollars. Any hedging activities undertaken to manage the risk associated with the foreign currency risk are undertaken by the owners and are therefore not reflected in these financial statements.

Revenue recognition

Revenue is recognized when title to the coal passes to the customer. For coal sales to domestic customers, this generally occurs when the coal is loaded at the mine. For export coal sales, this generally occurs when coal is loaded onto marine vessels at terminal locations.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, in banks less bank indebtedness, which is secured (representing an operating line of credit) plus all highly liquid short-term securities with original maturities of three months or less.

Income taxes

Income taxes are provided for in the statements of earnings based upon taxation rates in effect during each period. Income taxes are the liability of the individual owners and accordingly are shown as a liability assessed to the owners in the computation of owners’ equity. It is not possible to distinguish between mines for all the tax pool balances that go into the determination of future income tax liabilities. As a result, future income tax liabilities are not included in these financial statements. Similarly, the amount of current as opposed to future income taxes is dependent upon the tax position of the respective owners as a whole and cannot be determined for the Luscar Mine and Line Creek Mine in isolation.

3.	INVENTORIES

	2002	2001	2000
	$	$	$

	($ in thousands)
Coal	29,829	33,243	36,360
Mine supplies	30,279	9,280	7,955

	60,108	42,523	44,315

4.	INVESTMENT IN NEPTUNE BULK TERMINALS (CANADA) LTD.

The owners’ investment in common shares of Neptune Bulk Terminals (Canada) Ltd. represents approximately 46.4% of the outstanding common shares of the company. The company is operated on a cost of service basis whereby each of the owners of the company is charged its proportionate share of the costs of the terminal facility. The Division’s share of such costs is recorded in cost of goods sold for each period. Since there has not been any undistributed net income or loss since the owners’ investment in the company, the investment balance represents the owners’ original cost to acquire the shares.

5.	NOTE RECEIVABLE

The note is receivable in equal monthly installments of $13,333 plus interest at bank prime rate plus 2.5% as part of a long-term coal supply agreement.

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

6.	CAPITAL ASSETS

	2002

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

		($ in thousands)
Plant, buildings and equipment	270,303	177,920	92,383
Equipment under capital lease	11,624	6,490	5,134
Mining properties	136,353	102,046	34,307

	418,280	286,456	131,824

	2001

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

		($ in thousands)
Plant, buildings and equipment	269,296	169,687	99,609
Equipment under capital lease	11,624	5,049	6,575
Mining properties	118,713	84,303	34,410

	399,633	259,039	140,594

	2000

		Accumulated
		Depreciation
		and
	Cost	Amortization	Net
	$	$	$

		($ in thousands)
Plant, buildings and equipment	260,130	156,349	103,781
Equipment under capital lease	11,624	3,607	8,017
Mining properties	117,293	82,176	35,117

	389,047	242,132	146,915

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

7.	CAPITAL LEASE OBLIGATIONS

Obligations under capital leases on specific mining equipment bear interest at rates ranging from 6.17% to 7.10%. These capital leases mature between 2004 and 2005 and are repayable by blended monthly payments of principal and interest. As at December 31, 2002 scheduled repayments are as follows:

($ in thousands)

Year ending December 31, 2003	2,060
Year ending December 31, 2004	2,419
Year ending December 31, 2005	570

5,049
Less interest included therein	(403)

Total capital lease obligations	4,646
Less current portion	(1,792)

Long-term capital lease obligations	2,854

8.	EMPLOYEE FUTURE BENEFITS

The owners’ sponsor defined benefit and defined contribution pension arrangements covering substantially all of the mines’ employees. The majority of the employees are members of defined contribution plans; however, unionized employees at one of the mines are members of an active defined benefit pension plan. The owners use actuarial reports and updates prepared by independent actuaries for funding and accounting purposes. The Division has no other retirement or post-employment benefits.

The following is a summary of the significant actuarial assumptions used to calculate periodic pension expense and obligations under the defined benefit pension plans as at December 31, 2002, 2001 and 2000.

	2002	2001	2000

Expected long-term rate of return on plan assets	7.00%	7.00%	7.00%
Discount rate on pension obligations	6.75%	7.00%	7.00%
Rate of compensation increases	0-4.50%	3.50-4.50%	3.50-4.50%
Average remaining service period of active employees	10-15 yrs	12-15 yrs	12-15 years

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

8.	EMPLOYEE FUTURE BENEFITS (continued)

The Division’s net pension plan expense is as follows:

	2002	2001	2000
	$	$	$

	($ in thousands)
Current service cost:
- defined benefit	1,344	1,286	1,370
- defined contribution	1,505	1,505	1,740
Interest cost	2,044	1,952	1,751
Expected return on plan assets	(2,125)	(2,134)	(1,924)
Amortization of net transitional asset	(214)	(214)	(214)
Increase in valuation allowance at end of year	22	19	—

Net pension plan expense	2,576	2,414	2,723

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

8.	EMPLOYEE FUTURE BENEFITS (continued)

Information about the Division’s defined pension benefit plans, in aggregate, is as follows:

	2002	2001	2000
	$	$	$

	($ in thousands)
Accrued benefit obligation
Balance, beginning of year	28,014	26,707	23,712
Current service costs	1,344	1,286	1,370
Interest cost	2,044	1,952	1,751
Benefits paid	(327)	(222)	(126)
Actuarial loss (gain)	1,463	(1,709)	—

Balance, end of year	32,538	28,014	26,707

Plan assets
Fair value, beginning of year	30,522	30,587	27,557
Actual return on plan assets	(2,800)	157	3,156
Employer contributions	—	—	—
Benefits paid	(327)	(222)	(126)

Fair value, end of year	27,395	30,522	30,587

Funded status - surplus (deficit)	(5,143)	2,508	3,880
Unamortized net actuarial loss (gain)	5,424	(964)	(1,232)
Unamortized net transitional asset	(2,533)	(2,747)	(2,961)

Accrued pension benefit obligation	(2,252)	(1,203)	(313)
Valuation allowance	(41)	(19)	—

Net accrued pension benefit obligation	(2,293)	(1,222)	(313)

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

9.	INCOME TAXES

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

	2002	2001	2000
	$	$	$

	($ in thousands)
Expected income tax expense at Canadian statutory tax rates	4,679	9,383	(1,235)
Non-deductible crown charges	1,850	3,225	908
Resource allowance	(1,641)	(3,157)	71
Other non-deductible charges	33	51	53

Income tax expense	4,921	9,502	(203)

10.	RELATED PARTY TRANSACTIONS

The mines pay fees to Luscar Ltd. for marketing and administration based on product tonnage and periodically purchase supplies inventories and fixed assets at carrying value from other Luscar Ltd. mine sites. The mines also contract technical services from CONSOL. Total payments to the owners and their affiliates for the years below were as follows:

($ in
thousands)

December 31, 2002	$3,796
December 31, 2001	2,148
December 31, 2000	25,564

LUSCAR MINE AND LINE CREEK MINE
(A joint venture division of Luscar Ltd. and CONSOL of Canada
Inc./CONSOL Energy Canada Ltd.)
Notes to Financial Statements
Years Ended December 31, 2002, 2001 and 2000

10.	RELATED PARTY TRANSACTIONS (continued)

The mines also periodically provide supplies inventories and fixed assets at carrying value to other Luscar Ltd. mine sites. Total payments received from the owners and their affiliates for the years below were as follows:

($ in
thousands)

December 31, 2002	$219
December 31, 2001	82
December 31, 2000	116

Amounts receivable from and due to the mines’ owners and their affiliates are as follows:

	Due to	Due from
	($ in thousands)	($ in thousands)

As at December 31, 2002	$775	$19
As at December 31, 2001	114	57
As at December 31, 2000	1	77

11.	STATEMENTS OF CASH FLOWS

The owners do not allocate interest on debt to the Division and the Division does not have any separate legal existence for purposes of remitting income taxes. Accordingly, amounts included in these financial statements for taxes represent allocations only and are included as a separate element of the changes in owners’ equity.

12.	SUBSEQUENT EVENT

On January 12, 2003, Luscar Ltd. and CONSOL of Canada Inc./CONSOL Energy Canada Ltd. agreed to transfer the ownership of the Luscar Mine and Line Creek Mine joint venture divisions through a series of transactions into the Fording Coal Partnership under a plan of arrangement. On February 20, 2003, the Court of Queen’s Bench of Alberta approved the plan of arrangement and on February 28, 2003 the transfer of ownership became effective.